UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

PRO-DEX, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74265M205

(CUSIP Number)

Nicholas J. Swenson
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,512
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,512
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,512
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,512
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Glenhurst Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 172,271
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 172,271
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,271
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 257,506
	6	SHARED VOTING POWER 210,783
	7	SOLE DISPOSITIVE POWER 257,506
	8	SHARED DISPOSITIVE POWER 210,783
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,289
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74265M205

Item 1.                      Security and Issuer.

This Amended Schedule 13D relates to shares of the Common Stock, no par value, of Pro-Dex, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2361 McGaw Avenue, Irvine, California 92614.

Item 2.                      Identity and Background.

This Amended Schedule 13D is being filed jointly by the parties identified below.

●	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).

●	AO Parnters, LLC, a Delaware limited liability company and General Partner of AO Partners (“AO Partners”).

●	Glenhurst Co., a Minnesota corporation and wholly owned by Nicholas J. Swenson (“Glenhurst”).

●	Nicholas J. Swenson as the Managing Member of AO Partners, as the sole owner of Glenhurst and as an individual.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 1 to Amendment No. 4 to the Schedule 13D, filed on March 9, 2012.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:

(1) shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners.

(2) shares of Common Stock held in the name of Glenhurst in Mr. Swenson’s capacity as sole owner of Glenhurst.

(3) shares of Common Stock held by Mr. Swenson as an individual.

The principal business address of each of AO Partners Fund, AO Partners, Glenhurst and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund, AO Partners and Glenhurst are engaged in various interests, including investments.

                      The principal employment of Mr. Swenson is (1) private investor, (2) serving as the sole Managing Member of AO Partners and (3) serving as sole Managing Member and President of Groveland Capital, LLC, a Delaware limited liability company and investment manager.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 74265M205

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Mr. Swenson is a citizen of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with working capital of AO Partners Fund and Glenhurst and the personal investment capital of Mr. Swenson.

Item 4.                      Purpose of Transaction.

The Reporting Persons acquired shares of Common Stock because they believe that the Common Stock is undervalued.  The Reporting Persons’ intent is to influence the policies of the Issuer and assert the Reporting Persons’ shareholder rights, with a goal of maximizing the value of the Common Stock.

Mr. Swenson requested that the Board of Directors of the Issuer appoint him as a director.  The Issuer has denied Mr. Swenson’s request to be appointed as a director.  On June 1, 2012, Mr. Swenson responded to the Issuer requesting clarification for the Board’s decision not to appoint him as a director.  A copy of the letter is attached hereto as Exhibit 2.

The Reporting Persons may make further purchases of shares of Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Amended Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.                      Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 3,272,350 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended March 31, 2012) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
AO Partners Fund	17,182	1.2%
AO Partners	17,182	1.2%
Glenhurst	172,271	5.3%
Nicholas J. Swenson	468,289	14.3%

CUSIP No. 74265M205

AO Partners is the General Partner of AO Partners Fund.  Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund with regard to those shares of Common Stock.

Because Mr. Swenson is the sole owner of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with Glenhurst with regard to those shares of Common Stock.

(b)           Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by AO Partners Fund and Glenhurst by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a).

(c)           The Reporting Persons have made no purchases or sales since the date of Amendment No. 4 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Letter from Nick Swenson to the Board of Directors of the Company dated June 1, 2012.
_______________ *Previously filed

CUSIP No. 74265M205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           June 4, 2012

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GLENHURST CO. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Chief Executive Officer

By: /s/ Nicholas J. Swenson Nicholas J. Swenson

CUSIP No. 74265M205

EXHIBIT 2

Nick Swenson

June 1, 2012

William Healey
Chairman & Member of the Board of Directors
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, CA  92614

Dear Board Member,

I am writing today in an effort to understand why you have decided to deny my request for a seat on Pro-Dex’s Board of Directors.  I am extremely disappointed and would like clarification regarding how your decision was made.

As Pro-Dex’s largest shareholder, I believe my interests are directly aligned with those of other shareholders.  I urge you to re-think your position and allow me to join the Board.

I do not require compensation of any kind to serve on the Board.

Regards,

/s/ Nick

Nick Swenson

3033 Excelsior Blvd., Suite 560 – Minneapolis, Minnesota 55416 – 612-703-2292